

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 29, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Ara K. Hovnanian
President and Chief Executive Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, NJ 07701

> **RE:** **Form 10-K for the fiscal year ended October 31, 2008**
> **Form 10-Q for the fiscal period ended January 31, 2009**
> **File No. 001-08551**

Dear Mr. Hovnanian:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant